CONSOLIDATED FINANCIAL
STATEMENTS

2006

MANAGEMENT’S REPORT

March 1, 2007

Management’s Responsibility for the Financial Statements

The accompanying Consolidated Financial Statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These Consolidated Financial Statements necessarily include amounts that reflect management’s judgment and best estimates.

The Board of Trustees on the recommendation of the Audit Committee approves the Consolidated Financial Statements. The Audit Committee consists of three members, all of whom are unrelated Trustees. The Audit Committee reviews the Consolidated Financial Statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee reviews interim consolidated financial statements with management and the independent auditors prior to approval by the committee and submission to unitholders and regulatory authorities. The Audit Committee also has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements prepared by management, to recommend to the Board of Trustees the independent auditors to be proposed to the unitholders for appointment, and to approve the fees of the independent auditors.

The independent auditors, PricewaterhouseCoopers LLP, have conducted an examination of the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards on behalf of the unitholders. The report of the independent auditors is included with the Consolidated Financial Statements. The independent auditors have full and free access to the Audit Committee of the Board of Trustees.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Trust’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2006.

The independent auditors, PricewaterhouseCoopers LLP, have audited management’s assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006. The report of the independent auditors is included with the Consolidated Financial Statements.

/s/ Boyd Payne

/s/ R. James Brown

Boyd Payne

R. James Brown

President

Vice President and Chief Financial Officer

Independent Auditors’ Report

To the Unitholders of

Fording Canadian Coal Trust

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Fording Canadian Coal Trust as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2006 and 2005, and the related consolidated statements of income, accumulated earnings and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Trust’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  We conducted our audits of the Trust’s financial statements as at December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited management's assessment, included in the accompanying Management’s Report, that the Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and on the effectiveness of the Trust’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  Furthermore, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada

March 1, 2007

FORDING CANADIAN COAL TRUST
CONSOLIDATED BALANCE SHEETS

	As at December 31
(millions of Canadian dollars)	2006	2005
Assets
Current assets
Cash and cash equivalents	$144.6	$100.1
Accounts receivable	136.4	153.3
Inventory (note 4)	137.4	188.0
Prepaid expenses	5.7	3.5
	424.1	444.9
Capital assets (note 5)	612.9	695.2
Goodwill (note 9)	12.9	21.6
Other assets (note 6)	23.9	20.9
	$1,073.8	$1,182.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$124.0	$116.2
Income taxes payable	31.8	36.2
Distributions payable	139.7	235.2
Current portion of long-term debt (note 7)	1.7	1.8
	297.2	389.4
Long-term debt (note 7)	312.5	215.2
Other long-term liabilities (note 8)	103.3	103.1
Future income taxes (note 9)	54.1	60.2
	767.1	767.9
Commitments and contingencies (note 10)
Subsequent event (note 19)
Unitholders' equity (note 11)
Trust units	359.7	359.4
Accumulated earnings	1,672.6	1,174.8
Accumulated cash distributions	(1,734.6)	(1,124.4)
Foreign currency translation account	9.0	4.9
	306.7	414.7
	$1,073.8	$1,182.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31
(millions of Canadian dollars,	2006	2005	2004
except per unit amounts)
Revenues	$1,845.3	$1,874.8	$1,167.2
Expenses
Cost of product sold	561.4	497.4	454.4
Transportation	509.0	517.5	449.2
Selling, general and administration	37.4	30.7	32.8
Depreciation and depletion	53.1	52.3	60.7
	1,160.9	1,097.9	997.1
Income from operations	684.4	776.9	170.1
Other income (expense)
Interest expense	(18.7)	(11.3)	(12.8)
Other items, net (note 14)	(89.4)	34.7	(20.2)
Income before taxes	576.3	800.3	137.1
Income tax expense (reversal) (note 9)	78.4	(33.9)	(13.0)
Net Income	$497.9	$834.2	$150.1
Weighted average number of units
outstanding (millions) (note 11)
Basic	147.0	147.0	145.5
Diluted	147.1	147.0	145.5
Basic and diluted earnings per unit	$3.39	$5.67	$1.03

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Balance - beginning of year	$1,174.8	$340.6	$190.5
Net income	497.9	834.2	150.1
Redemption of units	(0.1)	-	-
Balance - end of year	$1,672.6	$1,174.8	$340.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31
	2006	2005	2004
(millions of Canadian dollars)
Operating activities
Net Income	$497.9	$834.2	$150.1
Items not using (providing) cash:
Depreciation and depletion	53.1	52.3	60.7
Loss (gain) on disposal of assets	(1.6)	0.3	0.2
Provision for asset retirement obligations, net	3.2	3.1	3.1
Unrealized foreign exchange loss (gain) on long-term debt	4.2	(8.1)	(0.3)
Future income tax expense (reversal)	2.6	(97.2)	(31.3)
Other items, net	1.8	0.6	0.2
Non-controlling interest	6.8	3.9	-
Write-down of NYCO (note 19)	52.5	-	-
Change in accounting policy for in-process inventory (note 3)	31.7	-	-
Loss (gain) on reduction of interest in EVCP	-	(6.1)	35.2
Gain on issuance of partnership interest	-	(27.2)	-
Income from change in inventory valuation	-	-	(10.8)
	652.2	755.8	207.1
Decrease (increase) in non-cash working capital (note 15)	38.2	(123.0)	62.1
Cash from operating activities	690.4	632.8	269.2
Investing activities
Additions to capital assets	(30.8)	(120.7)	(72.8)
Proceeds on disposal of assets	2.3	1.5	1.1
Other investing activities, net	2.7	(2.2)	12.2
Cash used in investing activities	(25.8)	(121.4)	(59.5)
Financing activities
Distributions paid (note 15)	(705.7)	(529.0)	(196.7)
Increase (decrease) in long-term debt	94.8	18.1	(101.1)
Issuance of units, net	0.3	1.7	100.4
Redemption of units	(0.1)	-	-
Other financing activities, net	(9.4)	(3.0)	(0.3)
Proceeds from issuance of partnership interest (note 8)	-	36.4	-
Cash used in financing activities	(620.1)	(475.8)	(197.7)
Increase in cash and cash equivalents	44.5	35.6	12.0
Cash and cash equivalents - beginning of year	100.1	64.5	52.5
Cash and cash equivalents - end of year	$144.6	$100.1	$64.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust governed by a Declaration of Trust and the laws of the Province of Alberta. The Trust was originally formed in connection with a Plan of Arrangement effective February 28, 2003 (the 2003 Arrangement).  These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the 2003 Arrangement (Old Fording).

The Trust is a flow-through structure under Canadian income tax laws and all taxable income of the Trust is generally distributed to the unitholders without being taxed at the Trust level.  The Trust does pay provincial mineral taxes and Crown royalties as well as foreign income taxes on its U.S. and Mexican subsidiaries.  On October 31, 2006, the Federal Government of Canada announced changes to Canadian income tax regulations (the October 31 Announcement) that are expected to result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.

The principal asset of the Trust is its 60% interest in Elk Valley Coal Partnership (Elk Valley Coal), which was created by the 2003 Arrangement and is accounted for as a joint venture by the Trust.  Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Old Fording, Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures.  Elk Valley Coal produces and distributes metallurgical coal, with six mines located in British Columbia and Alberta, Canada.

The Trust also holds a 100% interest in NYCO, which mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.  In February 2007, the Trust reached a non-binding agreement in principle for the sale of NYCO – see note 19.

References in the financial statements to Elk Valley Coal are either to Elk Valley Coal Partnership or to the Trust’s Elk Valley Coal segment as the context requires. The Elk Valley Coal segment includes the Trust’s interest in the Elk Valley Coal Partnership and certain financial transactions of the Trust’s subsidiaries that relate to the segment such as foreign currency hedging activity and mineral taxes.

Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation).  Effective August 24, 2005, the Trust reorganized its structure pursuant to a plan of arrangement, (the 2005 Arrangement), under which substantially all of the assets of the Corporation were transferred to a new entity, Fording Limited Partnership (Fording LP), and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interests in Elk Valley Coal previously held by the Corporation.

At the date of the 2003 Arrangement the Corporation held a 65% interest in Elk Valley Coal and the remaining 35% interest was held by Teck Cominco.  The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. Teck Cominco’s interest in Elk Valley Coal increased from 35% to 38% effective April 1, 2004, increased from 38% to 39% effective April 1, 2005, and increased from 39% to 40% effective April 1, 2006. The change in interest resulted in a pro-rata reduction in the Trust’s share of all of the assets and liabilities of Elk Valley Coal and a net charge to earnings of $32.1 million over the two years ended December 31, 2005.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 2007, the Trust reorganized its structure pursuant to a plan of arrangement (the 2006 Arrangement).  The 2006 Arrangement resulted in the establishment of a royalty interest of the Trust in the income of Fording LP.  As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of units of the Trust.   The 2006 Arrangement did not impact the consolidated balance sheet or statements of income or cash flows of the Trust.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned.

A significant portion of the Trust’s results are from activities conducted on a joint-venture basis. The consolidated financial statements reflect the Trust’s proportionate interest in such ventures. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies. Investments in companies over which the Trust does not exercise either control or joint control, but for which the Trust exercises significant influence over the operating, investing and financing decisions, are accounted for using the equity method.

The material differences between Canadian and United States generally accepted accounting principles as they apply to the Trust are discussed in note 18.

Measurement uncertainty

The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. The most significant estimates relate to capital assets, including reserves, goodwill, asset retirement obligations, employee future benefits and inventory valuation, together with their attendant impact on earnings. Other estimates relate to accounts receivable (doubtful accounts), and accounts payable, accrued liabilities, future income taxes and other obligations of the Trust and its subsidiaries.

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and reserve estimates, both of which are determined with the exercise of judgement. The assessments of any impairment of capital assets and goodwill are dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets. Asset retirement obligations are recognized in the period in which they arise and are stated as the fair value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, mining plans, environmental laws and regulations and remediation practices. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect.  Inventory reserves are based on estimates of net realizable value, which require judgements about market conditions that may change over time.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Temporary investments with maturities of 90 days or less at the time of purchase are considered to be cash equivalents and are recorded at cost, which approximates market value.

Accounts receivable

Periodically, trade accounts receivable are sold, at a discount, for cash such that ownership of the accounts receivable is transferred to the purchaser. No interests are retained in the accounts receivable other than the deductible associated with trade credit insurance and any obligations arising from commercial disputes with respect to the product sold. The accounts receivable are sold at a discount that reflects a financing rate from the time of the sale to the date of maturity of the account receivable. The accounts receivable are removed from the balance sheet and the discount is charged to earnings when sold and consideration is received. Any provision for the trade credit insurance deductible is considered together with the allowance for doubtful collection of unsold accounts receivable.

Inventory

Product and raw minerals inventory are valued at the lower of average cost and net realizable value. Average cost includes direct and indirect expenses associated with extracting and processing minerals from the mines, as well as certain allocated expenses such as depreciation and overhead. Net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location.

Stores and materials inventory represents consumable spare parts on hand. This is valued at the lower of actual cost or net realizable value. Actual costs represent the delivered price of the item. Net realizable value, if held for use, is actual cost less any provision for obsolescence. If held for sale, net realizable value is the fair market value of the parts less any costs associated with their disposal.

Capital assets

Land, buildings and equipment are recorded at cost, and maintenance and repairs of a routine nature are expensed as incurred. Buildings are depreciated on the straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on the straight-line basis over its useful life, determined by the number of hours expected to be in operation, which ranges from 5 to 35 years.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit-of-production method based upon the proven and probable mineral reserve position of the mine at the beginning of the year. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon proven and probable mineral reserves.

Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are capitalized. Upon commencement of production, these capitalized costs are charged to operations on a unit of production method based upon proven and probable mineral reserves.

When the net carrying value of a capital asset, less its related asset retirement obligation net of related future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the asset is written down to its fair value. Capital assets are tested for impairment whenever events or circumstances indicate the carrying amount may not be recoverable.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or when an event or circumstance occurs that would indicate that the asset may be impaired. Any impairment loss is recognized in current period earnings.

Research and development

Research costs are charged to earnings in the period in which they are incurred.

Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use, at which point they are amortized over the useful life of the asset.

Capitalized interest

Interest is capitalized on major capital projects under development based on the borrowing rate related to the project or the average cost of borrowing.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred or revised and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed annually and revised for changes in estimated future costs and regulatory requirements.

Foreign currency translation

Transactions denominated in a foreign currency are translated at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at period-end exchange rates and any gain or loss is recorded as a component of Other items, net in the consolidated statement of income.

The functional currency and therefore the unit of measure of NYCO is the U.S. dollar. The financial statements of the Mexican operations are remeasured from Mexican pesos into U.S. dollars using the year-end exchange rate for monetary assets and liabilities, and the historical exchange rates for non-monetary assets and liabilities. Foreign currency revenues and expenses are remeasured at the exchange rate in effect on the dates of the related transactions, except for provisions for depreciation and depletion, which are remeasured on the same basis as the related assets. Foreign currency transaction gains and losses are recorded as a component of Other items, net in the consolidated statement of income.

The U.S. dollar accounts of the NYCO operations are translated into Canadian dollars, the reporting currency of the Trust, using the current rate method. Assets and liabilities are translated using the year-end exchange rates for assets and liabilities, and revenues and expenses are translated at the average exchange rates in effect for the year. Exchange gains or losses arising from translation are recorded in unitholders’ equity as foreign currency translation adjustments.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments

The Trust utilizes derivative financial instruments, consisting of foreign exchange forward contracts, to manage its foreign currency exposure to changes in the U.S. dollar exchange rate. The Trust’s policy is to not employ financial instruments for trading or speculative purposes. When hedge accounting is elected, the Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.

Through December 31, 2006, the Trust has elected to use hedge accounting when there was a high degree of effectiveness between changes in cash flows of the financial instrument and the cash flows of the hedged item. The effectiveness of the hedging relationship, which is defined as a close correlation of cash flows of the hedging instrument to the hedged item, was formally assessed and documented.  Derivative financial instruments accounted for as hedges are not recognized in the consolidated balance sheets. The gains and losses on these derivative financial instruments are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the derivative financial instrument is settled. The gain or loss is netted against the item that was hedged. Gains and losses resulting from any ineffective hedging relationships are accrued and recorded as a component of Other items, net in the consolidated statement of income.

Revenue recognition

Sales revenues are recognized when the risks and rewards of ownership pass to the customer. For coal sales, this occurs when the coal is either loaded onto a train, truck or an ocean going vessel or when it is unloaded at the final destination, depending on the terms of the sales contract. NYCO revenues are recognized upon shipment to customers from the plant or warehouse.

Income taxes

Future tax assets and liabilities are based on differences between the value of assets and liabilities in the financial statements and their values for provincial mineral tax and Crown royalty purposes, using substantially enacted tax and royalty rates. The effect of changes in the provincial mineral tax and Crown royalty rates on future income tax assets and liabilities is recognized in the period that the change occurs. A future tax asset is recognized if it is more likely than not to be realized.

The 2005 Arrangement created a flow-through structure. Accordingly, the Trust does not currently recognize any future Canadian corporate income tax assets or liabilities on temporary differences. Refer to note 10 for an explanation of the contingency related to income taxes resulting from the October 31 Announcement.

Stock-based compensation

The fair-value method of accounting for stock-based compensation related to unit options was adopted for all awards granted, modified or settled on or after January 1, 2003. No options have been granted since the 2003 Arrangement.

A unit equivalent plan is in place for Trustees and Directors, who can receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. The vested unit equivalents are re-valued quarterly based on the closing price of the units trading on the Toronto Stock Exchange, with an equivalent charge to earnings. Unit equivalents are paid in either cash or units at the option of the holder.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee future benefits

The costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. The expected return on plan assets is estimated based on the fair value of plan assets. The projected benefit obligation is discounted using a market interest rate for high quality corporate debt instruments at year end.

For defined benefit pension plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, and the amortization of actuarial gains or losses when they exceed 10% of the greater of the benefit obligation and the related market value of plan assets. The amortization period for adjustments and net actuarial gains or losses is the expected average remaining service lives of employees covered by the various plans.

Contributions to defined contribution pension plans are expensed when the benefits are earned.

The costs of post-retirement benefits other than pensions are recognized on an accrual basis over the estimated remaining service lives of employees.

3.  RECENT AND UPCOMING CHANGES IN ACCOUNTING POLICIES

Stripping costs and in-process inventory

The CICA Emerging Issues Committee issued EIC-160, Stripping Costs Incurred in the Production Phase of a Mining Operation, effective for years commencing on or after July 1, 2006. The Trust  adopted the guidance of this abstract effective January 1, 2006 on a prospective basis. The abstract requires the cost of stripping activities during the production phase of the mine to be accounted for according to the benefit received. Generally, such costs are expensed as variable production costs; however, the costs are capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity.  Any capitalized stripping costs are described as investing activities in the cash flow statement and are depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarified that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which required the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $31.7 million reduction of inventory and an equivalent charge to income as of January 1, 2006, which is reported in the consolidated statement of income as a component of Other items, net.

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, will be applicable to the Trust commencing with its 2007 fiscal year.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives.  The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized.  The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value.  For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement.  With respect to financial instruments other than derivatives, the adoption of section 3855 is not expected to have a material impact on the consolidated statement of income because the Trust’s non-derivative financial instruments will continue to be carried at amortized cost under the new accounting standard.

In accordance with section 3855, derivative financial instruments, consisting of foreign exchange forward contracts, outstanding as of January 1, 2007 will be recorded on the 2007 opening balance sheet as a liability at their fair value of $4.5 million.  These derivatives outstanding on the transition date will not be designated as hedges under section 3865.  Under the transition provisions of section 3855 and 3865, the Trust will record a charge to the 2007 opening balance of accumulated other comprehensive income of $4.5 million. The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may have a material impact on the consolidated financial statements of the Trust depending on the volatility of the Canadian/U.S. dollar exchange rate. The Trust expects to enter into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program, and these derivatives will be carried at fair value on the consolidated balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date being recorded as gains or losses in the consolidated statement of income. This may contribute to earnings volatility in response to changing exchange rates and the amount of outstanding foreign exchange forward contracts.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures.  The recommendations of this section are optional and are only required if the entity is applying hedge accounting.  The Trust does not intend to apply hedge accounting at this time under section 3865.  The derivatives outstanding at December 31, 2006 are currently designated as hedges under AcG-13 and, accordingly, are not recorded in the consolidated balance sheet as of December 31, 2006.

Section 1530 introduces the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income.  Accumulated other comprehensive income will be a new caption within the unitholders’ equity section of the consolidated balance sheet.  Comprehensive income will include certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income.  For the Trust, the major item that will be included in comprehensive income is the foreign currency translation adjustment.  The January 1, 2007 opening balance sheet of the Trust will include the reclassification of the foreign currency translation account of $9.0 million to accumulated other comprehensive income.  This reclassification will not affect total unitholders’ equity or net income.

4.  INVENTORY

	As at December 31
(millions of dollars)	2006	2005
Product and raw minerals	$88.3	$149.8
Stores and materials	49.1	38.2
	$137.4	$188.0

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  CAPITAL ASSETS

(millions of Canadian dollars)		As at December 31, 2006
		Accumulated	Net book
	Cost	Amortization	Value
Land, buildings and equipment	$794.7	528.1	266.6
Mineral properties and development	474.9	131.2	343.7
Capital leases	3.1	0.5	2.6
	$1,272.7	659.8	612.9

(millions of Canadian dollars)		As at December 31, 2005
		Accumulated	Net book
	Cost	Amortization	Value
Land, buildings and equipment	$892.9	$492.6	$400.3
Mineral properties and development	413.8	122.3	291.5
Capital leases	3.7	0.3	3.4
	$1,310.4	$615.2	$695.2

At December 31, 2006, costs of $11.8 million (2005 - $10.2 million) were capitalized for reserves and coal deposits located on properties not currently being mined and for equipment not yet placed in service, which are not being amortized. During the year, no interest was capitalized (2005 – $nil) for major projects under construction.

Prior to 2006, certain stripping costs incurred during the production phase of mining were deferred.  No stripping costs were deferred in 2006.  The net book value of these deferred stripping costs at December 31, 2006 was $37.8 million (2005 - $39.1 million), which is included in mineral properties and development.  The balance is being depleted using a unit-of-production method based upon proven and probable mineral reserves.  Depletion expense on these deferred stripping costs was $1.3 million for 2006.

The $52.5 million pre-tax write-down of NYCO’s capital assets, described in note 19, was allocated between the capital asset groups on a pro-rata basis. This resulted in a $40.4 million reduction in the cost of NYCO’s land, buildings and equipment and a $12.1 million reduction in the cost of NYCO’s mineral properties and development.

6.  OTHER ASSETS

	As at December 31
(millions of Canadian dollars)	2006	2005
Long-term receivables	$6.5	$8.0
Accrued pension benefits (note 8)	14.3	9.5
Deferred charges	0.9	1.1
Other	2.2	2.3
	$23.9	$20.9

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  LONG-TERM DEBT AND BANKING FACILITIES

	As at December 31
(millions of Canadian dollars)	2006	2005
Long-term debt
Five-year bank credit facilities:
US$250 million (2005 - US$167.0 million) in LIBOR rate loans
w ith an average interest rate of 5.9% (2005 - 5.0%)	$291.3	$194.7
Revolving bankers acceptances bearing an average interest rate of 4.9%	18.0	-
Prime rate loan bearing an average interest rate of 5.0%	-	15.6
Other debt
Equipment financing due 2009
bearing an interest rate of 5.1%	2.8	3.9
Capital lease obligations expiring in 2011
w ith interest rates varying from 5.3% to 5.5%	2.1	2.8
	314.2	217.0
Less current portion	(1.7)	(1.8)
	$312.5	$215.2

The Trust and Elk Valley Coal together have a $600.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $200.0 million to Elk Valley Coal.  The borrowings can be an equivalent amount in Canadian or U.S. dollars. As of December 31, 2006, the five-year facility was due February 10, 2011, and could be extended annually for one additional year at the request of the borrowers and with the concurrence of the banking syndicate. Subsequent to year end, the syndicate of banks agreed to extend the maturity date of the facility to February 11, 2012.  The facility may be utilized for borrowings and to issue letters of credit or guarantee. The forms of borrowings are at the discretion of the borrowers.  Short-term borrowings may be rolled over at the sole discretion of the borrowers, except if an event of default has occurred in which case the maximum period is one month. The Trust’s borrowings are currently in the form of U.S. dollar LIBOR rate loans and Elk Valley Coal’s borrowings are currently in the form of bankers acceptances.

The Trust’s borrowings under the facility are supported by an unsecured guarantee of Elk Valley Coal, which is limited in recourse to a partner’s interest in Elk Valley Coal except for Fording LP, and a security agreement over Fording LP’s interest in Elk Valley Coal. Elk Valley Coal’s borrowings are supported by an unsecured guarantee of the Trust. A default by either the Trust or Elk Valley Coal triggers a default under the facility.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2006, the Trust’s share of other uses of bank facilities and unused lines of credit are summarized in the following table:

	As at December 31
(millions of Canadian dollars)	2006	2005
Other use of bank credit facilities
Issued and outstanding letters of credit
and guarantee:
The Trust	$0.1	$0.1
Elk Valley Coal	51.3	48.7
	$51.4	$48.8
Unused bank credit facilities
The Trust	$108.6	$205.2
Elk Valley Coal	50.7	25.7
	$159.3	$230.9

Elk Valley Coal also has a facility with a member of the banking syndicate to allow for the sale of accounts receivable. See note 10.

8.  OTHER LONG-TERM LIABILITIES

	As at December 31
(millions of Canadian dollars)	2006	2005
Asset retirement obligations	$68.9	$70.6
Pension and other post-retirement benefits	26.5	23.1
Non-controlling interest	7.0	7.8
Other, net	0.9	1.6
	$103.3	$103.1

Asset retirement obligations

Asset retirement obligations are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. The calculations of the asset retirement obligations include estimates of reclamation spending over the next 35 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area. These obligations are funded from general cash resources at the time reclamation work is completed.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the reconciliation of asset retirement obligations:

	As at December 31
(millions of Canadian dollars)	2006	2005
Balance - beginning of year	$70.6	$68.9
Liabilities incurred	1.6	1.6
Liabilities settled	(1.6)	(2.5)
Accretion expense	4.4	4.2
Revision in estimated cash flow s	(6.8)	(3.2)
Other	0.7	1.6
Balance - end of year	$68.9	$70.6

Asset retirement obligations and costs are periodically reviewed and are revised for changes in future estimated costs and regulatory requirements.  At December 31, 2006, the total estimated undiscounted cost to settle the obligation is $151.9 million (2005 - $136.7 million), which using a credit adjusted risk-free rate of 6.8% and an annual inflation factor of 2.0%, results in a discounted obligation of $68.9 million (2005 - $70.6 million).

Pension and other post-retirement benefit obligations

	As at December 31
(millions of dollars)	2006	2005
Pensions	$11.7	$10.0
Other post retirement benefits	14.8	13.1
	$26.5	$23.1

Substantially all employees participate in either a defined benefit or defined contribution pension plan.

There are several defined contribution plans which require minimum matching contributions by the employees and some of these plans permit additional voluntary contributions to be made by the employees. Two of these plans are for NYCO’s operations in the U.S. and the remaining relate to Elk Valley Coal. The cost of these plans for the year ended December 31, 2006 was $3.6 million (2005 - $2.8 million; 2004 - $2.4 million), which includes the employer contributions and payments of fees to third party service providers. There have been no significant changes to these plans which would affect the comparability to prior year’s compensation expense.

There are six defined benefit plans, all of which do not require employee contributions, although two allow for limited voluntary employee contributions. Three of these plans are for Elk Valley Coal while the other three relate to NYCO’s operations in the United States. The benefits are determined using two alternative methodologies depending on the plan. Under the “best average pay” plans the pension benefit is determined by applying a formula to the best average earnings over a given period. Under the “flat benefit” plans, the pension benefit is a fixed dollar amount per month for each year of service. For accounting purposes the accrued benefit obligation and fair market value of plan assets are measured at December 31, 2006.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the applicable legislation, actuarial valuations are to be completed on a three year cycle in Canada, and annually in the U.S. The purpose of the actuarial valuation is to confirm the actuarial liability relating to members in the plan and to establish the minimum contributions that are required to be made in order to fund the plan from the date of the actuarial valuation to the effective date of the next actuarial valuation. Two of the Elk Valley Coal defined benefit plans and the three defined benefit pension plans related to NYCO’s operations will have actuarial valuations completed as at December 31, 2006. The third Elk Valley Coal plan was completed as at December 31, 2005.

Investment strategies support the objectives of each defined benefit pension plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective is to achieve an annual return on plan assets over a four-year period equal to at least the general inflation rate plus 4.0%. The assets of Elk Valley Coal’s and NYCO’s defined benefit pension plans are managed by pension fund managers under the oversight of their respective pension committees.  An asset allocation mix has been developed for each defined benefit pension plan to help achieve this objective. The plan assets are monitored quarterly and rebalanced when the asset classes exceed their target asset allocations. Reviews of the investment guidelines for each plan are undertaken annually and portfolio and investment managers’ performance is monitored quarterly.

Defined benefit pension expense includes the following components:

		Years ended December 31
(millions of dollars)	2006	2005	2004
Current service cost of benefits earned by employees in the period	$6.8	$5.1	$4.6
Interest cost on projected benefit obligation	9.8	8.5	8.1
Actual return on pension fund assets	(18.4)	(13.1)	(12.7)
Difference betw een actual and expected rate of
return on plan assets	9.6	4.9	5.8
Amortization of actuarial losses	3.0	1.2	0.6
Amortization of past service costs	3.0	0.7	0.8
Net pension expense	$13.8	$7.3	$7.2

The “corridor approach” is used to account for the deferral and amortization of certain actuarial gains or losses. If this methodology was not employed, the following expense would represent the net pension expense on the income statement:

		Years ended December 31
(millions of dollars)	2006	2005	2004
Net pension expense above	$13.8	$7.3	$7.2
Amounts deferred for later recognition:
Difference betw een expected and actual return on plan assets	(9.6)	(4.9)	(5.8)
Difference betw een past service costs amortized
and past service costs incurred	14.1	(0.7)	(0.8)
Difference betw een actuarial losses amortized
and actuarial losses incurred	2.3	24.8	21.1
	$20.6	$26.5	$21.7

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information about the defined benefit pension plans, in aggregate, is as follows:

	Years ended December 31
(millions of dollars)	2006	2005
Change in benefit obligations
Benefit obligations - beginning of year	$173.5	$139.8
Actuarial revaluation	6.0	-
Current service cost	6.8	5.1
Interest cost	9.8	8.5
Benefits paid	(6.4)	(5.4)
Decrease of discount rate	(0.7)	26.0
Plan improvements	17.1	-
Other	(0.1)	(0.5)
Benefit obligations - end of year	206.0	173.5
Change in fund assets
Fair value of fund assets - beginning of year	127.7	112.6
Actual return on fund assets	18.4	13.1
Employer contributions	16.8	8.0
Benefits paid	(6.4)	(5.4)
Other	0.2	(0.6)
Fair value of fund assets - end of year	156.7	127.7
Funded status - plan deficit	(49.3)	(45.8)
Unamortized prior service cost	15.3	1.2
Unamortized net actuarial loss	36.6	44.1
Accrued benefit asset (liability)	$2.6	$(0.5)
Represented by:
Accrued benefit assets (note 6)	$14.3	$9.5
Accrued pension liability	(11.7)	(10.0)
	$2.6	$(0.5)

Included in the above accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of the defined benefit pension plans that are not fully funded:

	As at December 31
(millions of dollars)	2006	2005
Benefit obligation	$(196.3)	$(163.2)
Fair value of fund assets	143.4	115.5
Funded status - plan deficit	$(52.9)	$(47.7)

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension fund assets consist of the following based on fair market values:

	As at December 31
(million of dollars)	2006	2005
Cash and cash equivalents	$3.7	$3.4
Fixed income	60.0	47.4
Canadian equity	43.0	36.7
U.S. equity	34.9	24.2
European, Australian and Far East equity	15.1	16.0
	$156.7	$127.7

Included in the above defined benefit pension assets are investments in Teck Cominco and the Trust made by pension fund managers in the normal course of investing activities, which represent 0.4% of the total fair market value at December 31, 2006 (2005 – 0.4%).

Annual contributions to the defined benefit pension plans are not less than the minimum amounts required by legislation.  Based on the latest actuarial valuation reports and applicable legislation, contributions of $16.8 million (2005 - $8.0 million) were made to the defined benefit pension plans for the year ending December 31, 2006, including $10.8 million in voluntary employer contributions.  Expected contributions for 2007 are $7.4 million, which reflects the minimum amount required by legislation. No voluntary employer contributions are expected to be made in 2007.

Estimated benefit payments for each of the next 5 years through 2011 and the aggregate of the five years thereafter are as follows:

		Other
	Pension	Post-Retirement
(in millions of dollars)	Benefits	Benefits
2007	$7.1	$0.4
2008	8.1	0.5
2009	9.1	0.6
2010	10.4	0.8
2011	11.8	0.9
2012 to 2017	116.0	10.1

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to pension benefits, other post retirement benefits including health care and life insurance benefits are provided for retired employees, depending upon their respective terms of employment. These other post-retirement benefits are unfunded. For the year ended December 31 2006, the net costs of other post-retirement benefits that are included in Cost of product sold and Selling, general and administration expense amounted to:

		Years ended December 31
(millions of dollars)	2006	2005	2004
Current service costs	$0.9	$0.9	$0.7
Interest costs on projected benefit obligation	0.9	0.8	0.9
	$1.8	$1.7	$1.6

A one percentage point change in health care costs would have the following impact on the components of other post-retirement benefit obligations:

(millions of dollars)	1% increase	1% decrease
Increase (decrease) in total service and interest cost	$0.1	$(0.1)
Increase (decrease) in benefit obligation	$0.1	$(0.1)

Actuarial assumptions used to calculate the defined benefit pension expense and benefit obligations and to calculate other post-retirement benefit expense and obligations are:

		Years ended December 31
	2006	2005	2004
Discount rate for plan expense	5.0%	6.0%	6.5%
Discount rate for plan obligations	5.0%	5.0%	6.0%
Projected future salary increases	4.0%	4.0%	4.0%
Expected rate of return on fund assets	7.0%	7.3%	6.5%
Projected health care cost increases:
Provincial	4.0%	3.0%	3.0%
Extended care	10.0%	9.5%	10.0%
Assumed health care cost trend rate*	10.0% to 5.0%	9.5% to 5.0%	10.0% to 5.0%

The expected long-term rate of return on fund assets is developed based on projected returns for each asset class, as well as the target asset allocation of the pension portfolio.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-controlling interest

Effective August 1, 2005 Elk Valley Coal executed an agreement with two steel producers under which each acquired a 2.5% equity investment in the Elkview Mine Limited Partnership. The proceeds on the issuance of the equity investment were $60.7 million of which the Trust’s 60% share was $36.4 million.  This transaction resulted in a dilution gain of $27.2 million, which was reported as a component of Other items, net in the 2005 consolidated statement of income.

9.  INCOME TAXES

Income tax expense is made up of the following components:

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Current income tax expense (reversal):
Provincial mineral taxes and Crow n royalties	$75.5	$58.7	$11.7
Foreign income taxes	0.6	0.7	4.0
Canadian corporate income taxes	(0.3)	3.9	2.6
	75.8	63.3	18.3
Future income tax expense (reversal) :
Provincial mineral taxes and Crow n royalties	9.2	31.3	1.8
Foreign income taxes	(6.6)	(0.2)	(1.7)
Canadian corporate income taxes	-	(128.3)	(31.4)
	2.6	(97.2)	(31.3)
Total income tax expense (reversal)	$78.4	$(33.9)	$(13.0)

Prior to the 2005 Arrangement, income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties, and foreign income taxes. Coincident with the 2005 Arrangement and the creation of a flow-through structure, the Trust reversed its accumulated future Canadian corporate income taxes of $164.3 million. The Trust no longer recognizes future Canadian corporate income tax assets or liabilities on temporary differences.   Refer to note 10 for an explanation of the contingency related to income taxes resulting from the October 31 Announcement.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Expected income tax expense at Canadian statutory tax
rate of 39% (2005 - 39%; 2004 - 41%)	$224.8	$310.0	$55.5
Increase (decrease) in taxes resulting from:
Loss on reduction of interest in Elk Valley Coal	-	(3.7)	15.2
Allocation of Elk Valley Coal net income to the Trust	(246.3)	(231.6)	(79.3)
Provincial mineral taxes and Crow n royalties	84.7	89.9	16.7
Resource allow ance	-	(26.1)	(13.9)
Gain on issuance of partnership interest	-	(10.6)	-
Reversal of future income taxes	-	(164.3)	-
Recognition of previously unrecorded tax losses	-	-	(20.2)
Foreign tax rate differentials	-	-	0.9
Other	15.2	2.5	12.1
Income tax expense (reversal)	$78.4	$(33.9)	$(13.0)

The temporary difference comprising the future income tax assets and liabilities are as follows:

	As at December 31
(millions of Canadian dollars)	2006	2005
Future income tax assets:
Asset retirement obligations	$8.5	$7.0
	8.5	7.0
Future income tax liabilities:
Capital assets carrying value in excess of tax or royalty basis	63.1	46.9
Other	(0.5)	20.3
	62.6	67.2
Net future income tax liabilities	$54.1	$60.2

Elk Valley Coal recognized future provincial mineral tax assets of $8.7 million in 2006 and $22.8 million in 2005. The recognition of these future tax assets reduced goodwill by the same amounts as the future tax assets existed but were unrecognized at the time of the 2003 Arrangement. During 2006, $13.1 million of these future tax assets were utilized (2005 - $9.7 million).

A foreign subsidiary has income tax loss carry forwards of $39.8 million, which expire in the years 2008 through 2010. No future tax asset has been recorded for the loss carry forwards on the basis that they are unlikely to be realized in future periods.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  COMMITMENTS, CONTINGENCIES, CREDIT RISK MANAGEMENT AND FAIR VALUES

Future income taxes

The October 31 Announcement is expected to result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.  If this legislation is enacted in its current draft form, the Trust expects to begin recording future tax assets and liabilities related to temporary differences that are expected to reverse after 2010.

Foreign exchange forward contracts

Foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars.  As at December 31, 2006, the Trust was committed to foreign exchange forward contracts totalling US$275 million at an average exchange rate $0.87, all of which mature in 2007.

At December 31, 2006, unrealized losses on foreign exchange forward contracts were $4.5 million (2005 - $56.8 million gain; 2004 - $116.2 million gain) based on the year-end U.S./Canadian dollar exchange rate of $0.86. Realized gains on foreign exchange forward contracts in 2006 were $59.4 million (2005 - $107.2 million; 2004 - $85.6 million).

Leases

Elk Valley Coal leases various mining equipment, vehicles and rail cars at several of its operations. The minimum lease payments are payable in both Canadian and U.S. dollars and at December 31, 2006 the Trust’s portion of these minimum payments is as follows:

			Total CDN$
(in millions of dollars)	US$	CDN$	Equivalent
2007	$1.4	$10.6	$12.3
2008	1.4	3.7	5.4
2009	0.9	1.1	2.1
2010	0.4	0.7	1.2
2011 and thereafter	0.4	0.1	0.5
	$4.5	$16.2	$21.5

U.S. dollar commitments have been translated to the Canadian dollar equivalent at the year-end U.S./Canadian exchange rate of $0.86.

Credit risk management

Export-coal sales represent the principal component of Elk Valley Coal’s revenues. Coal is sold under contract or in the spot market to approximately 60 customers worldwide. The majority of these customers are steel producers. Coal sales are typically contracted in U.S. dollars and terms of payment generally range from seven to 60 days. To manage its credit risk, Elk Valley Coal obtains, to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit. Credit risk for wollastonite trade receivables is limited by the large and diversified customer base and the high number of relatively small individual transactions.

The Trust, directly and through its interest in Elk Valley Coal, is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Trust and Elk Valley Coal deal with counterparties of high credit quality to mitigate risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair values

The carrying amounts of short-term financial assets and liabilities as presented in the balance sheet are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt of $312.5 million at December 31, 2006 is considered to be a reasonable estimate of fair value due to the floating interest rate of the debt.

The book value of unitholders’ equity is $306.7 million at December 31, 2006 and is stated at historical amounts. The fair market value of the Trust’s outstanding units, or its market capitalization, was $3.5 billion based on the number of units outstanding and the closing price of units traded on the Toronto Stock Exchange on the same date.

Sale of receivables

Elk Valley Coal has entered into a US$75.0 million facility, which is renewable annually, allowing it to sell on a non-recourse basis certain of its U.S. dollar receivables. The proceeds from the sale of receivables are 100% of the invoiced amount less a discount equal to the applicable market financing rate as applied to the period from the date of sale to the date of maturity of the receivable. When selling a receivable, Elk Valley Coal transfers ownership of the receivable and assigns its interest in any applicable trade credit insurance coverage. Deductibles under the insurance policy are the responsibility of Elk Valley Coal and Elk Valley Coal retains any obligations arising from commercial disputes with respect to the product sold. Elk Valley Coal expends minimal effort to manage the accounts receivable subsequent to their sale and ascribes no value to this effort.

At the time of their sale, the receivables are removed from the balance sheet and the discount is charged to Other items, net in the consolidated statement of income. The Trust’s share of receivables sold in 2006 amounted to US$662.9 million (2005 – US$314.1 million). The Trust’s portion of accounts receivable sold and outstanding under this agreement as at December 31, 2006 amounted to US$8.2 million (2005 - US$19.0 million).

Neptune Terminals

By virtue of its 46% ownership interest in Neptune Bulk Terminals (Canada) Ltd. (Neptune Terminals), a terminal operation located in Vancouver, Canada, Elk Valley Coal is effectively obligated for its share of the bank indebtedness and asset retirement obligations of the terminal. The Trust’s share of these obligations at December 31, 2006 was $11.4 million (2005 - $10.9 million), and $3.3 million (2005 - $6.5 million), respectively. The interest in Neptune Terminals is accounted for using the equity method.

Other

During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not to be material.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  UNITHOLDERS’ EQUITY

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and have equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Trust units

(in millions of units and Canadian dollars)	Units	Amount
Balance at December 31, 2004	146.9	$357.7
Units issued on exercise of options	0.1	0.2
Other	-	1.5
Balance at December 31, 2005	147.0	359.4
Units issued on exercise of options	-	0.3
Balance at December 31, 2006	147.0	$359.7
Market value of units, December 31, 2006		$3,536.3

Effective September 6, 2005, the Trust amended its Declaration of Trust to effect a three-for-one unit split. All historical and per unit amounts have been restated to reflect the split.

Accumulated cash distributions

	As at December 31
(millions of Canadian dollars)	2006	2005
Balance -beginning of year	$1,124.4	$423.8
Distributions declared	610.2	700.6
Balance - end of year	$1,734.6	$1,124.4

Cash distributions to unitholders can exceed net income. Should this persist, unitholders’ equity may decline. Further, the 2003 Arrangement resulted in the assets and liabilities of the Trust being recorded at the historical net book values recorded by Old Fording. At the time of the 2003 Arrangement, the market capitalization of the Trust was $1.4 billion and its net book value was $300.0 million. If the assets had been revalued at that time, the impact of distributions on unitholders’ equity would not be as significant.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation account

	As at December 31
(in millions of Canadian dollars)	2006	2005
Balance - beginning of year	$4.9	$7.5
Change in foreign currency translation rates on foreign subsidiaries	4.1	(2.6)
Balance - end of year	$9.0	$4.9

Earnings per unit

In calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options. The weighted average number of units outstanding for purposes of calculating basic and diluted earnings per unit is outlined in the following table:

		As at December 31
(millions of units)	2006	2005	2004
Weighted average number of units outstanding, basic	147.0	147.0	$145.5
Effect of dilutive securities, unit options	0.1	-	-
Weighted average number of units outstanding, diluted	147.1	147.0	$145.5

12.  UNIT-BASED COMPENSATION

The Trust has three unit-based compensation arrangements, including an option plan, an employee unit purchase plan and a unit equivalent plan for Trustees and Directors. These plans resulted in a compensation expense reduction of $0.3 million in 2006 (2005 – expense of $2.4 million; 2004 – expense of $2.3 million).

Option Plan

Under the 2003 Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust. The Trust has not granted any options since the 2003 Arrangement.

		Weighted
		Average
		Exercise
	Number	Price
Options - January 1, 2005	143,841	$4.62
Exercised	(49,731)	3.55
Cancelled or expired	(1,752)	2.68
Outstanding - December 31, 2005	92,358	5.21
Exercised	50,130	6.34
Outstanding - December 31, 2006	42,228	$3.87

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2006, the details of options outstanding, all of which are exercisable, were as follows:

		Weighted
	Number	Average	Weighted
Range of	Outstanding	Remaining	Average
Exercise	and	Contractual	Exercise
Prices	Exercisable	Life	Price
$3-5	38,328	1.8	$1.79
5-10	3,900	5.1	7.79
$3-10	42,228	2.1	$3.87

Employee Unit Purchase Plan

An employee unit purchase plan is in place whereby units of the Trust are purchased on the open market for employees. The plan allows all employees to contribute up to 6% of their base earnings while the employer contributes $1 for every $3 contributed by the employee. The cost of the plan is included in earnings, and is recognized over a one-year vesting period.

The total number of units purchased on behalf of the employees in 2006, including the employer’s contributions, was 81,421 units (2005 – 53,606 units; 2004 – 97,857 units) with the Trust’s share costing $0.5 million (2005 - $0.4 million; 2004 - $0.3 million).

Unit Equivalent Plan

Unit equivalents are issued to Directors and Trustees and are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. A re-valuation of these units is performed quarterly based on the closing price of the units trading on the Toronto Stock Exchange. There were 15,223 unit equivalents awarded during 2006 (2005 – 11,625 unit equivalents; 2004 – 23,568 unit equivalents). The total compensation expense recovery for 2006 was $0.8 million (2005 – expense of $2.0 million; 2004 – expense of $2.0 million) and included the cost of vested unit equivalents and any changes in the fair value during the year of the vested units.

13.  GAIN (LOSS) ON CORPORATE REORGANIZATION

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco, the Managing Partner. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. The June 2004 reports of independent experts engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco’s interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies were achieved. As a result, the partners agreed that the Trust’s distribution entitlement would be reduced to 62% effective April 1, 2004, to 61% effective April 1, 2005, and to 60% effective April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco’s entitlements increased correspondingly over the same period.

A $37.5 million charge to earnings was recorded in 2004 to account for the entire 5% reduction of the Trust’s interest in Elk Valley Coal. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. In 2005, the estimate of cash to be received for the additional 1% distribution entitlement for the twelve months ended March 31, 2006 was revised, which resulted in a favourable $5.4 million adjustment to the reduction of interest in Elk Valley Coal.

Results of operations commencing with the second quarter of 2004 reflect the Trust’s 60% interest in Elk Valley Coal, while results from February 28, 2003 to March 31, 2004 include the 65% interest.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  OTHER ITEMS, NET

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Interest and investment income	$4.6	$2.0	$1.7
Foreign exchange gains (losses)	(5.6)	4.2	0.1
Non-controlling interest	(6.8)	(3.9)	-
Other	2.6	(0.2)	4.7
Write-dow n of NYCO (note 19)	(52.5)	-	-
Change in accounting policy for in-process inventory (note 3)	(31.7)	-	-
Gain on issuance of partnership interest (note 8)	-	27.2	-
Gain (loss) on corporate reorganization (note 13)	-	5.4	(37.5)
Change in inventory valuation	-	-	10.8
	$(89.4)	$34.7	$(20.2)

15.  SUPPLEMENTAL INFORMATION

Changes in non-cash working capital

		Years ended December 31
(in millions of Canadian dollars)	2006	2005	2004
Decrease (increase) in current assets:
Accounts receivable	$16.9	$(66.5)	$(6.2)
Inventory, net of change in accounting policy for in-process inventory (note 3)	19.0	(72.2)	18.6
Prepaid expenses	(2.1)	(0.9)	(0.9)
Increase (decrease) in current liabilities:
Accounts payable, excluding capital accruals	8.9	(16.4)	47.2
Income taxes payable	(4.4)	25.5	3.7
Other	(0.1)	7.5	(0.3)
	$38.2	$(123.0)	$62.1

Financing activities related to distributions

		Years ended December 31
(in millions of Canadian dollars)	2006	2005	2004
Distributions declared	$(610.2)	$(700.6)	$(213.5)
Increase (decrease) in distributions payable	(95.5)	171.6	16.8
Distributions paid	$(705.7)	$(529.0)	$(196.7)

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest in joint ventures

A significant portion of the activities of the Trust’s subsidiaries are conducted through interests in joint ventures and are accounted for on a proportionate consolidation basis. The consolidated financial statements include the proportionate share of joint venture activities as follows:

		Years ended December 31
(in millions of Canadian dollars)	2006	2005	2004
Revenues	$1,767.7	$1,797.1	$1,089.7
Operating and other expenses	1,143.1	1,032.3	930.2
Net income	624.6	764.8	159.5
Current assets	985.6	919.0	342.6
Long-term assets	607.1	628.4	559.3
Current liabilities	113.3	107.9	127.2
Long-term obligations	136.9	126.6	93.1
Cash from operating activities	746.8	628.9	263.0
Cash used in financing activities	(719.1)	(591.7)	(60.6)
Cash used in investing activities	(23.3)	(82.9)	(161.1)

Cash transactions

The following amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

		Years ended December 31
(in millions of Canadian dollars)	2006	2005	2004
Income taxes paid	$81.7	$39.9	$21.1
Interest paid	$18.0	$9.9	$13.3

16.  RELATED PARTY TRANSACTIONS

Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for 2006 were $4.9 million (2005 - $3.1 million; 2004 - $3.1 million). Expenses paid to Teck Cominco were recorded at the exchange amounts, the Trust’s share of which was $0.5 million in 2006 (2005 - $1.0 million; 2004 - $1.0 million).  These related party expenses include cost of sales of $0.2 million (2005 - $0.7 million; 2004 - $0.7 million) and selling, general and administration expense of $0.3 million (2005 – $0.3 million; 2004 - $0.3 million). Related party accounts receivable and accounts payable with Teck Cominco at December 31, 2006 were $0.4 million (2005 - $0.4 million) and $nil (2005 - $0.1 million), respectively.

In the normal course of operations Elk Valley Coal makes shipments of coal through Neptune Terminals on a cost of service basis. The Trust’s share of these costs are included in transportation costs and totalled $13.1 million during 2006 (2005 - $9.4 million; 2004 - $8.7 million). Related party accounts receivable and accounts payable with this entity at December 31, 2006 were $0.6 million (2005 - $0.2 million) and $0.5 million (2005 - $1.1 million), respectively.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  SEGMENT INFORMATION

The Trust had two operating segments at the end of 2006, Elk Valley Coal and NYCO.

Elk Valley Coal’s principal activities are the mining and processing of metallurgical coal for export. Goodwill of $12.9 million (2005 - $21.6 million) is included in the assets of the Elk Valley Coal segment. Certain items, such as hedging gains and losses and mineral taxes recorded in Fording LP, but related to Elk Valley Coal, are included in that segment.

NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

The Trust’s reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment. Information by segment is provided in the following tables.

	Elk Valley Coal				NYCO
(millions of Canadian dollars)	2006	2005	2004	2006	2005	2004
Earnings
Revenues
Canada domestic	$54.2	$65.8	$42.0	$-	$-	$-
Canada export	1,744.0	1,764.1	1,076.1	-	-	-
Foreign	-	-	-	47.1	44.9	49.1
	1,798.2	1,829.9	1,118.1	47.1	44.9	49.1
Cost of product sold	(532.3)	(469.2)	(428.2)	(29.1)	(28.2)	(26.2)
Transportation	(500.3)	(510.2)	(442.2)	(8.7)	(7.3)	(7.0)
Selling, general and administration	(23.4)	(17.2)	(20.3)	(4.1)	(4.3)	(5.2)
Depreciation and depletion	(49.2)	(47.5)	(53.0)	(3.7)	(4.4)	(5.0)
Income from operations	693.0	785.8	174.4	1.5	0.7	5.7
Interest expense	(2.5)	(0.9)	(1.1)	0.1	-	(0.1)
Other income (expense)	(34.6)	18.7	12.6	(52.6)	(0.3)	0.5
Corporate reorganization	-	-	-	-	-	-
Income tax (expense) reversal	(84.4)	34.4	15.4	6.0	(0.5)	(2.4)
Net income (loss)	$571.5	$838.0	$201.3	$(45.0)	$(0.1)	$3.7
Assets Employed
Canadian	$878.1	$954.5	$785.9	$-	$-	$-
Foreign	-	-	-	36.5	88.9	95.0
Total	$878.1	$954.5	$785.9	$36.5	$88.9	$95.0
Capital Expenditures
Canadian	$29.2	$118.8	$71.6	$-	$-	$-
Foreign	-	-	-	1.6	1.9	1.2
Total	$29.2	$118.8	$71.6	$1.6	$1.9	$1.2

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Corporate			Total
(millions of Canadian dollars)	2006	2005	2004	2006	2005	2004
Earnings
Revenues
Canada domestic	$-	$-	$-	$54.2	$65.8	$42.0
Canada export	-	-	-	1,744.0	1,764.1	1,076.1
Foreign	-	-	-	47.1	44.9	49.1
	-	-	-	1,845.3	1,874.8	1,167.2
Cost of product sold	-	-	-	(561.4)	(497.4)	(454.4)
Transportation	-	-	-	(509.0)	(517.5)	(449.2)
Selling, general and administration	(9.9)	(9.2)	(7.3)	(37.4)	(30.7)	(32.8)
Depreciation and depletion	(0.2)	(0.4)	(2.7)	(53.1)	(52.3)	(60.7)
Income (loss) from operations	(10.1)	(9.6)	(10.0)	684.4	776.9	170.1
Interest expense	(16.3)	(10.4)	(11.6)	(18.7)	(11.3)	(12.8)
Other income (expense)	(2.2)	10.9	4.2	(89.4)	29.3	17.3
Corporate reorganization	-	5.4	(37.5)	-	5.4	(37.5)
Income tax expense (reversal)	-	-	-	(78.4)	33.9	13.0
Net income (loss)	$(28.6)	$(3.7)	$(54.9)	$497.9	$834.2	$150.1
Assets Employed
Canadian	$159.2	$139.2	$87.3	$1,037.3	$1,093.7	$873.2
Foreign	-	-	-	36.5	88.9	95.0
Total	$159.2	$139.2	$87.3	$1,073.8	$1,182.6	$968.2
Capital Expenditures
Canadian	$-	$-	$-	$29.2	$118.8	$71.6
Foreign	-	-	-	1.6	1.9	1.2
Total	$-	$-	$-	$30.8	$120.7	$72.8

The accounting policies used in these operating segments are the same as those described in the summary of significant accounting policies in note 2.

The NYCO segment includes the $52.5 million pre-tax write-down described in note 19 and the $6.7 million future income tax reversal that resulted from the write-down.

The number of customers who account for greater than 10% of revenues for the Elk Valley Coal segment are as follows:

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Number of customers contributing greater than 10%
of metallurgical coal segment revenues	1	1	1
% of revenue from these customers	10.7%	10.2%	10.2%

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues generated from customers located in Japan represented 28% of total revenues for the Elk Valley Coal segment in 2006 (2005 - 27%; 2004 - 25%).  Revenues generated from customers located in South Korea represented nearly 10% of total revenues for Elk Valley Coal in 2006 (2005 - 11%; 2004 - 12%).

Economic dependence

Substantially all of Elk Valley Coal’s export coal is transported to customers and port facilities by one railway company for which there are currently no cost effective alternatives.  Most of the Elk Valley Coal’s export sales were loaded through one port facility, for which there are currently no cost-effective alternatives. In addition, interruption of rail or port services would significantly limit Elk Valley Coal’s ability to operate.

18.  UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and United States GAAP (U.S. GAAP) relating to measurement and recognition are explained below, along with their effect on the Trust’s statements of consolidated income and consolidated balance sheets. There are no material differences on the consolidated statements of cash flow. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the rules of the Securities and Exchange Commission (SEC).

Joint ventures

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. The Trust has elected to use this accommodation and therefore, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust’s interests in joint ventures is presented in note 15. There are no material differences between the information in note 15 prepared under Canadian GAAP and U.S. GAAP.

Consolidated statement of cash flows

Under U.S. GAAP, the separate subtotal within operating activities would not be presented.

A) Derivative instruments and hedging

FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133) requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair values of derivatives are recognized in current period net income unless hedge accounting is elected and specific hedge accounting criteria are met. Through December 31, 2006, the Trust has designated all foreign exchange forward contracts entered into after January 1, 2002 as hedges under FAS 133 and utilized hedge accounting for those contracts. Foreign exchange forward contracts designated as hedges do not impact current period net income under either U.S. or Canadian GAAP. On January 1, 2007, the Trust will adopt CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges, which will bring Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis.  Effective January 1, 2007, the Trust will no longer designate the foreign exchange forward contracts as hedges under FAS 133 or under Canadian GAAP.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B) Start-up costs

U.S. GAAP requires that expenses associated with the start-up of an operation be recognized in income during the period that the costs are incurred. Under Canadian GAAP, start-up costs are capitalized and amortized over future periods.

C) Employee future benefits

For 2004 and 2005, in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions, (FAS 87) an additional pension liability was recorded for under funded pension plans representing the excess of unfunded accumulated benefit obligations over the pension assets. The increase in liabilities required for U.S. GAAP was charged or credited to other comprehensive income net of related income taxes, as applicable.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158). FAS 158 requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The provisions of FAS 158 are effective for the Trust for U.S. GAAP purposes as of December 31, 2006.  Under FAS 158, the funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation.  For a pension plan, the benefit obligation is the projected benefit obligation; for any other post retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post retirement benefit obligation.  The adoption of FAS 158 does not change the calculation of periodic pension expense under U.S. GAAP. The $1.7 million decrease in the minimum pension liability calculated under FAS 87 for 2006 was credited to other comprehensive income.  In accordance with the transition provisions of FAS 158, the $38.6 million increase in liabilities required under U.S. GAAP for 2006 was charged directly to the ending balance of accumulated other comprehensive income as at December 31, 2006.

D) Comprehensive income

FASB Statement No. 130, Reporting Comprehensive Income, requires the disclosure, as other comprehensive income, of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not currently require similar disclosure. Other comprehensive income arose from foreign currency translation, minimum pension liability adjustments and unrealized gains or losses on derivative financial instruments designated in a cash flow hedging relationship.  On January 1, 2007, the Trust will adopt CICA Handbook Section 1530, Comprehensive Income, which will bring Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis.

E) Production-phase deferred stripping costs

FASB EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, addresses the issue of accounting for the cost of stripping activities during the production phase of a mine. On this issue, the task force reached a consensus that all production-phase stripping costs should be included in the costs of inventory produced and extracted from the mine.  The EITF was adopted on a retroactive basis by the Trust for U.S. GAAP reporting purposes in the year ended December 31, 2006.  The Trust did not defer any stripping costs in 2006.   With respect to these stripping costs deferred in prior years, the EITF provides the option of either restating prior periods or recording the write-off of the deferred stripping costs as a cumulative effect charge to opening accumulated earnings.  The Trust has elected to record a cumulative effect charge to the January 1, 2006 opening balance of accumulated earnings for U.S. GAAP purposes of $34 million, which is net of future taxes of $5 million, to reflect the new accounting rules.  For Canadian GAAP purposes, the balance of these deferred stripping costs from prior years will remain on the balance sheet and continue to be depleted for Canadian GAAP purposes using a unit-of-production method based upon the proven and probable mineral reserves.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F) Write-down of NYCO

The $52.5 million pre-tax write-down of NYCO’s capital assets described in note 19 was calculated based on the net book value of NYCO as of December 31, 2006.  The net book value of NYCO for U.S. GAAP reporting purposes was $3.1 million lower than the net book value under Canadian GAAP due to NYCO pension liabilities that were recorded for U.S. GAAP reporting purposes under FAS 158.  Accordingly, the write-down of NYCO’s capital assets would be $3.1 million lower under U.S. GAAP than it was under Canadian GAAP.

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

			Years ended December 31
(millions of Canadian dollars)	REF	2006	2005	2004
Net income - Canadian GAAP		$497.9	$834.2	$150.1
Increased (decreased) by
Derivative instruments - foreign exchange
forward contracts	A	(11.8)	(23.2)	(27.5)
Start-up costs	B	0.2	0.8	(3.9)
Production-phase deferred stripping costs	E	1.3	-	-
Write-down of NYCO	F	3.1	-	-
Income tax (expense) recovery		(0.2)	40.1	12.7
Net income - U.S. GAAP		$490.5	$851.9	$131.4
Other comprehensive income
Employee future benefits
(net of tax of $nil in 2006 and 2005; 2004 - $2.5)	C	$1.7	$(13.4)	$(3.7)
Unrealized gain (loss) on derivative
instruments - foreign exchange forward contracts
(net of tax of $nil in 2006 and 2005; 2004 - $7.9)	A	(51.5)	(34.2)	11.7
Foreign currency translation adjustments	D	4.1	(2.6)	5.9
Comprehensive income		$444.8	$801.7	$145.3
Basic and diluted earnings per unit		$3.34	$5.45	$1.00

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had the consolidated balance sheets been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

	as at December 31
(millions of Canadian dollars)	REF	2006	2005
Assets
Current assets
Derivative instruments - foreign exchange forward contracts	A	$-	$54.0
Non-current assets
Capital assets
Start-up costs	B	(2.8)	(3.1)
Production-phase deferred stripping costs	E	(37.8)
Write-down of NYCO	F	3.1	-
Derivative instruments - foreign exchange forward contracts	A	-	4.8
Accrued pension benefit	C	(14.3)	-
Total assets		$(51.8)	$55.7
Liabilities and unitholders' equity
Current liabilities
Derivative instruments - foreign exchange forward contracts	A	4.5	-
Non-current liabilities
Employee future benefits	C	49.2	26.6
Future taxes	E	(4.9)	-
		48.8	26.6
Unitholders' equity
Foreign currency translation account	D	(9.0)	(4.9)
Accumulated other comprehensive income	C,D	(83.0)	1.3
Accumulated earnings	E	(8.6)	32.7
		(100.6)	29.1
Total liabilities and uniholders' equity		$(51.8)	$55.7

Recent and upcoming changes in U.S. accounting principles

Income taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Trust will adopt FIN 48 effective January 1, 2007 for U.S. GAAP purposes.  Under Canadian GAAP, there is currently no accounting standard specifically on this matter.  The Trust is currently evaluating the impact of this new U.S. accounting standard.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

In September 2006, the FASB issued FASB Statement 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements, however; for some entities, its application will change current practice. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Trust will adopt this standard in the first quarter of 2008 and is in the process of assessing the impact of adopting this standard on the consolidated balance sheet and statement of income.

19.  SUBSEQUENT EVENT

In February 2007, the Trust reached a non-binding agreement in principle for the sale of NYCO. Proceeds are US$35 million ($40 million), subject to certain adjustments, including an adjustment for changes in working capital through the closing date. The agreement provided evidence that the fair value of the NYCO segment was less than its net book value as of December 31, 2006. Accordingly, a $45.8 million after tax write-down of NYCO’s book value was recorded as of December 31, 2006. The write-down was recorded as a reduction in NYCO’s capital assets of $52.5 million, which was partially offset by a future income tax reversal for NYCO of $6.7 million. The Trust will account for NYCO as a discontinued operation beginning in the first quarter of 2007.